	Corporate Office	UK Office
	150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
	P.O. Box 38	West Sussex, RH16 3EN
	Toronto, ON M5H 1J9	United Kingdom
	Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
	Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
NEWS RELEASE

LUNDIN MINING SUBSIDIARY SOMINCOR S.A. RECEIVES
"BEST COMPANY IN PORTUGAL" AWARD FOR 2007

October 1, 2008 (TSX: LUN; OMX: LUMI, NYSE: LMC) Lundin Mining Corporation ("Lundin Mining") is pleased to announce that its wholly owned subsidiary, Somincor S.A. ("Somincor" or the "Company"), which operates the Neves-Corvo copper-zinc mine in southern Portugal, has been awarded Portugal’s "Best Company in Portugal" for 2007. This win represents the third time that Somincor has received this prestigious award.

At a ceremony hosted by the business magazine EXAME in Lisbon, the Managing Director of Somincor, Mr. John Andreatidis, accepted the award on the behalf of the Company from the Minister of Economy and Innovation. In attendance at the ceremony were senior executives from the leading companies in Portugal.

Mr. Andreatidis, commented, "We are very pleased with the recognition by the business community in Portugal for the Company’s ongoing improvements in the key performance indicators of our business. Management continues to add value to our organization, maintain Somincor's competitiveness, further mitigate risk and strengthen the Company’s sustainable development program. We recognize the hard work and commitment shown by all employees and the support demonstrated by all other stakeholders during 2007."

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. Lundin Mining currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines. Lundin Mining holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.